April 12, 2005

Mr. Daniel Duchovny
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:         Davel Communications, Inc.
Schedule 13E-3
Filed March 30, 2005
File No. 005-54989

Preliminary Schedule 14C
Filed March 30, 2005
File No. 000-25207

Schedule 14F-1
Filed March 30, 2005

Dear Mr. Duchovny:

We are in receipt of your comment letter dated April 8, 2005 to Davel Communications, Inc. (“Davel”, or the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Schedule 14F-1

1.	Revise to include all information required by the following:

•	Item 7(d)(1);

•	Item 7(d)(2)(ii); and

•	Item 8,

Each of Schedule 14A and Rule 14f-1. Also, explain why your audit committee did not have a financial expert, as required by Item 401(h)(1)(iii) of Regulation S-K. We note additionally that the disclosure required by Item 8 of Schedule 14A must include information that covers fiscal year 2004, which has now been completed. Finally, tell us whether you have transmitted this Schedule as required by Rule 14f-1 or, if not transmitted yet, how you intend to comply with this rule.

The Company does not believe that it is a listed company, as defined and therefore does not believe that it is required to have an Audit Committee. Therefore, the Company has deleted the references to an audit committee from its 14F-1 disclosure and does not believe that Item 7(d)(3)(ii) information is required. The Company does not believe that this deletion represents a material change from that previously filed. The Company believes that all other information required by Item 7(d)(1) currently is included.

The Schedule 14f-1 was triggered by events in November 2004. At that time, only information for fiscal year 2003 was available and relevant. Therefore, the Company does not believe it is required or appropriate for it to provide Item 8 information for 2004. It has revised the schedule to provide more complete information for 2003. As this information is identical to that provided in the Form 10-K for the fiscal year 2003, the Company does not believe this information represents a material change from that previously filed.

On March 31, 2005, the Schedule 14f-1 was transmitted to all holders of record.

Schedule 13E-3

2.	In future filings, please note in the cover page of Schedules 13E3 and 14C that the filing is an amendment and include the amendment number.

The Company will include the reference to the Amendment, and the Amendment number, on the cover page of any future filings.

Item 3

3.
We note that Mr. Dumbleton, Mr. Beech and Mr. Sanguinetti are included in this item but the disclosure required by Item 1003(c)(2) of Regulation M-A is not included in the Other Information section of the Schedule 14C. Please revise.

The Company has revised its disclosure contained in Item 3 on Page 41 to reflect such disclosure.

Item 9

4.	Please tell us why the opinion and report prepared by Skyworks is not incorporated by reference into this Item.

The Company has revised its disclosure contained in Item 9 on page 5 to include such a reference.

Item 13

5.
We note your fiscal year ended December 31, 2004 and that you are now required to file audited financial statement for that year. Please include the financial statements required by Item 1010(a) of Regulation M-A.

Item 1010(a) of Regulation M-A requires audited financial statements for the two years required to be filed with the company’s most recent annual report. At the time of filing of this Information Statement on February 24, 2005, the information required to be filed was that for the completed fiscal years 2002 and 2003. The Company did not receive SEC staff comments on this filing until March 25, 2005. The Company then filed an amendment, substantively responding to all staff comments on March 30, 2005. Again, at this time, the financial information required to be filed was that for fiscal years 2002 and 2003.

On April 8, 2005, the Company received staff comments relating to various non-substantive changes in its filings. It does not believe that, solely because it belatedly has been asked to make these requested, non-material changes, many of which the Company does not believe are required, it should now also have to file audited financial statements for fiscal year 2004, which were not required at the time of its last two filings.

Furthermore, it will cause an undue hardship to the Company and its shareholders to provide this information at this time. First, because the Company recently changed auditors, it has been advised that it will incur a disproportionate expense in having audit opinions issued for the most recently completed fiscal years, including 2004. Shareholders, ultimately, will bear the burden of these costs, as they will be paid from the available cash on hand. Second, because of certain timing restrictions in the Loan Purchase Agreement, the Company stands to lose a substantial amount of cash if it is unable to meet the deadlines imposed. The time required to obtain the necessary audit opinions almost certainly will cause the Company to miss the necessary deadlines and, again, this cost ultimately will be borne by shareholders.

Finally, the Company believes that the relevant financial information is available, as Mobilepro’s interim reports (including the Form 10-Q filed on February 14, 2005) will include consolidated financial information, including that for Davel, so that shareholders are not and will not be denied access to information in any way.

Preliminary Schedule 14C

Summary Term Sheet

6.
We note your response to comment 6 and your revised definition of the Minority Stockholders to be those holders of shares not held by Mobilepro. Note that you must make a determination as to the fairness of the transaction to the unaffiliated stockholders. See Item 8 of Schedule 13E-3. We note, for example, that members of your board and management hold shares and would qualify to receive the cash payment resulting from the reverse stock split, based on the disclosure in the Interest of Certain Persons section. Revise here, and throughout the document as necessary, to ensure that any determination of fairness relates to the unaffiliated stockholders.

The definition of Minority Stockholders on page 2 refers to the 4.8 % of the outstanding common stock that Mobilepro does not beneficially own. These are in fact unaffiliated shareholders and it is with respect to these shareholders that the Company has made the determination that the reverse stock split is fair from a financial point of view. The members of the Company’s Board and management with beneficial ownership interests listed on page 44 of Schedule 14C do not directly hold shares of the Company’s common stock (except for Andrew Tzamaras who directly owns 300 shares). Jay Wright, Kurt Gordon and Daniel Lozinsky each have a beneficial ownership interest in the Company due to their beneficial ownership of Mobilepro, but will not be receiving any cash distribution from the transaction. Donald Paliwoda’s beneficial ownership relates to options to purchase the Company’s common stock that have now expired unexercised. Therefore, none of the members of the Company’s Board or management will receive any payments in lieu of fractional shares resulting from the reverse stock split (except Andy Tzamaras, who will receive $4.50). As a result, the Company believes it has complied with this requirement and that it is not necessary to revise its Schedule 14C.

7.	We reissue comment 5. Note that we had provided an example of the type of additional disclosure we sought.

The additional disclosure has been included in the Summary Term Sheet.

Special Factors

Background of the Transaction - Page 9

8.	We reissue comment 10 in part. Tell us what portion of the purchase price paid by Mobilepro, if any, was allocated to the common stock.

No portion of the purchase price was attributed to the common stock received by Mobilepro pursuant to the Loan Purchase Agreement. The purchase price was allocated to the $104,343,209 of Senior Debt that Mobilepro purchased at a substantial discount to par in the Loan Purchase Agreement.

9.
Refer to the revisions made in response to comment 10. Please note that Mobilepro’s obligation to file a Schedule 13D and a Schedule 14F-1 did not necessarily arise from the acquisition of debt but from the acquisition of the beneficial ownership of more than 5% of the equity securities of Davel and from the related change in a majority of directors, respectively. Please revise the disclosure in the penultimate paragraph of this section that states otherwise.

Noted and agreed. The sentence in the penultimate paragraph of that section reads, “While it does not believe that its purchase of certain debt from certain debtholders requires it to file either such schedule, nevertheless, Mobilepro intends to file both disclosure documents on or about March 29, 2005.” This statement continues to be correct (the purchase of debt does not trigger the filing requirement) and we do make the disclosure that Mobilepro will file, and Mobilepro and Davel have in fact filed, Schedules 13D and 14F-1. Therefore, we do not believe any further change to Schedule 14C is required.

Analysis of Skyworks Securities - Page 17

10.
We note several references to the disclosure representing “some” and “certain” of the analyses conducted by Skyworks. Please revise to disclosure, if true, that you have described all material analyses conducted by Skyworks. Also apply this comment to the “Opinion of the Board’s Financial Advisor” section.

The Company believes the disclosure accurately represents a summary of all material analyses conducted by Skyworks and Reznick. The disclosure contained on pages 17 - 28 has been modified, as appropriate, to delete the references to “some” and “certain” where such references could be construed as implying that all material analysis had not been described.

11.
We note that the disclosure of Skyworks’ analyses substantially duplicates the disclosure of the analyses conducted by Reznick Fedder several months later, after the loan purchase agreement had been executed. Please revise your disclosure to make the description of each financial advisor’s analyses specific to each financial advisor’s work.

The disclosure describing the Skyworks analyses is substantially similar, although not identical, to the disclosure describing the Reznick Fedder analyses since the analyses performed, were in fact, substantially similar. The Company believes the disclosure, as drafted, accurately represents the analysis actually conducted by both Skyworks and Reznick.

Opinion of the Board’s Financial Advisor - Page 23

12.	We reissue comment 17 in part. Provide us with copies of the engagement letters with Reznick Fedder and with Skyworks.

Attached hereto are copies of the engagement letters between the Company and Reznick Fedder, as well as Skyworks.

Analysis of the Board of Directors - Page 29

13.
We note the revisions made in response to comment 19 in the subsection “Fairness Opinion”. While the board of directors may rely on its advisor’s analysis, that analysis must be included in the disclosure. We note that the disclosure of Reznick Fedder’s analyses does not address net book value or going concern value. Please revise or advise.

At October 31, 2004, the net book value per share was negative $0.185, which was deemed not relevant in determining the value of the shares held by the unaffiliated Minority Shareholders and was, therefore, omitted from the Reznick analysis. (However, if one were to argue that it is relevant, we note that the price paid to minority shareholders is a 20 cent premium per share to book value; i.e. shareholders are being paid positive value for something with substantial negative book value). In its analysis, Reznick considered several going concern values including comparable public company analysis, comparable transaction analysis, discounted cash flow analysis, public market pricing analysis of Davel stock, and remaining minority stake analysis. As a result, the Company does not believe any modification to the existing disclosure is necessary.

14.
We note that in each of the discounted cash flow analysis and the liquidation analysis conducted by Reznick Fedder, the advisor adjusted the final valuation by subtracting the outstanding debt from the enterprise value (pages 42-43 of Reznick Fedder’s board presentation materials) and from the liquidation proceeds (page 47). Please explain how the board relied on these analyses despite the fact that, at the time of Reznick Fedder’s opinion, the debt had been canceled pursuant to the loan purchase agreement (as shown in your pro forma financial statements) and would not appear to [be] an obligation any more.

The Company believes the Reznick Fedder analysis was (and remains) accurate, and therefore, appropriately relied upon it. The debt obligations purchased by Mobilepro in connection with the Loan Purchase Agreement, were not, and have not been, extinguished. The obligations arising from the debt continue to exist and remain legal obligations of the Company. The pro forma financial statements illustrate the adoption of push down accounting in which the purchase price paid is pushed-down to the senior secured debt and common stock acquired by Mobilepro in the Company’s balance sheets. The amounts reported in the pro forma balance sheets as long-term debt are presented net of the valuation allowance required to reduce the carrying value of the debt to an amount, which when added to the amount assigned to the Company’s common stock, equaled the purchase price, as required under push down accounting.

Interests of Certain Persons - Page 43

15.
We note your response to comment 25. Please note that beneficial ownership is defined by Rule 13d-3 and that a person’s ownership of shares in Davel’s majority shareholder, Mobilepro, does not necessarily indicate that person is the benefical owner of shares in Davel. Please confirm whether Mr. Wright, Mr. Gordon and Mr. Lozinsky are the beneficial owners of the shares currently listed next to their names in the table and, if so, quantify the payments to be received by each of them as a result of the reverse stock split. Also, disclose the beneficial owners of the shares held by Mobilepro according to Rule 13d-3. This may [be] accomplished with footnote disclosure. Finally, we note that the 56.7 million shares appearing as beneficially owned by Mr. Lozinsky would result in a post-split ownership of one share, despite the stock split ratio is 1 for 97.5 million.

Each of Mr. Wright, Mr. Gordon, and Mr. Lozinsky is a beneficial owner of the shares listed next to their names solely as a result of their beneficial ownership of shares in Mobilepro, as defined by Rule 13d-3. We have revised the Schedule 14C to so indicate. We also have revised the disclosure to indicate that Mr. Lozinsky will not, post-split, beneficially own one share of Davel, but, rather, that he will beneficially own, post-split, Mobilepro shares that will control over 58 percent of one of the six outstanding shares of Davel post-split. None of the named individuals will receive any cash distribution from Davel as they do not own shares of Davel directly.

Appendix E. Pro Forma Financial Statements

16.	Please tell us where you have made the adjustments that show the effect of the reverse stock split on the pro forma financial statements.

There are no adjustments to the amounts reported in the pro forma financial statements required as a result of the reverse stock split other than modifications to the per share disclosures. The Company did not show these effects in the pro forma financial statements because such disclosures would not be meaningful to the unaffiliated Minority Shareholders. Following the reverse stock split, there will be six shares outstanding rather than 615,018,963 shares. None of the Minority Shareholders will own shares following the reverse split and will therefore not be concerned about the loss per share disclosed on a post split basis. For example, pro forma net income per share for the nine months ended September 30, 2004 on a pre-split basis is $0.01 and $1,410,333.00 on a post split basis. In addition, the only changes on the pro forma balance sheets would be the disclosure regarding the number of issued and outstanding common shares. As a result, the Company concluded that these disclosures would not be meaningful and could potentially be misleading or confusing to the unaffiliated Minority Shareholders, and did not include such disclosures in the pro forma financial statements.

*********

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Schiff Hardin LLP, at (202) 778-6400, or, if you cannot reach him, call me at (216) 875-4200.

Sincerely,

/s/ Tammy Martin

Tammy Martin
Chief Administrative Officer

Cc:   Ernest M. Stern, Esq.
        Jay Wright